FORM 51-102F3

MATERIALCHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

January 12, 2024.

Item 3 News Release

The press release attached as Schedule "A" was released on January 12, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief FinancialOfficer

T: 604-664-1078

Item 9 Date of Report

January 15, 2024.

Schedule "A"

Aydin Kilic Accepted into Forbes Technology Council

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated August 17, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - January 12, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") is pleased to announce Aydin Kilic, President & CEO of HIVE, has been accepted into Forbes Technology Council which is an invitation-only community for world-class technology executives.

Mr. Kilic was selected by a review committee based on the depth and diversity of his experience. Criteria for acceptance includes a track record of successfully impacting business growth metrics, as well as personal and professional achievements and honors.

As a member of the Council, Mr. Kilic will connect and collaborate with other respected leaders in a private forum. Aydin will also have the opportunity to share his expert insights in original articles and contribute to published Expert Panels alongside other experts on Forbes.com.

Mr. Kilic commented "I am thrilled to join this community of experts and luminaries, where I may contribute expert insights in Bitcoin and sustainably mining Bitcoin with renewable energy. Additionally, I am very excited by our advancements at HIVE in AI infrastructure using our GPU fleet, and I am happy to share knowledge in AI computing through the Forbes platform. I believe AI is a very powerful tool that can empower individuals and businesses. Whether you are an artist or scientist, this AI revolution will greatly boost your ability to create."

Restricted Stock Unit Grant

The Company announced that the Board of Directors has approved a grant of an aggregate of 257,976 restricted share units ("RSUs") to employees, officers and consultants of the Company which will vest one year from the date of issuance. Each vested RSU entitles the holder to receive one common share of the Company. The grant of RSUs are subject to the approval of the TSX Venture Exchange.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green or renewable energy focus. HIVE's electricity is sourced from hydro and geothermal facilities in Sweden, Canada and Iceland.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on major stock exchanges, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/194199